FOR IMMEDIATE RELEASE


                           ACME ELECTRIC CORPORATION
                         REPORTS CONTINUED IMPROVEMENT


EAST AURORA, N.Y., February 2, 1995 -- Acme Electric Corporation (NYSE:
ACE) reported today that, for its second quarter ending December 30, 1994, sales improved to $21,320,000 and net income to $339,000, or $.07 per share, compared to sales of $19,118,000 and a net loss of $93,000, or $.02 per share, for the comparable period of the prior year.

Chairman and CEO, Robert J. McKenna, said that, "This fiscal year is progressing well with sales up 12 percent compared with the first half of last year. Our Electronics Division recently secured a power supply development program from SONY America for a new mass data storage device and also began shipments of uninterruptible power supplies to AT&T. While the AT&T program is presently North American based, it may expand globally."

"Our Acme Transformer Division is now taking orders from Siemens for private-labeled transformers, and our Aerospace Division has received several important contracts, including the main battery system on the new Javelin anti-tank missile launcher," Mr. McKenna stated.

"Although material price increases and costs associated with relocation of our Electronics Division and consolidation of our Aerospace Division are of concern, we are taking steps to address them and expect to report continued improvement over the balance of the fiscal year," Mr. McKenna said.

Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.

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ACME ELECTRIC CORPORATION
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Comparative Analysis
(in thousands, except for per share data)




                             13 Weeks      13 Weeks      26 Weeks      26 Weeks
                              Ended         Ended         Ended         Ended
                             12/31/93      12/30/94      12/31/93      12/30/94
Net Sales                    $19,118       $21,320       $38,362       $42,254
Net Income (Loss)                (93)          339          (392)        1,092
Earnings (Loss) per share      $(.02)         $.07         $(.08)         $.22
Weighted Number of Shares
  Outstanding Used to Compute
  Income Per Common Share   4,864,438     4,920,669     4,850,203     4,901,140
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